September 8, 2017

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	PLDT Inc. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 27, 2017 File No. 001-03006

Dear Ms. Blye:

This is in response to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 24, 2017, relating to the annual report on Form 20-F of PLDT Inc. (the “Company”) for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”).

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. Capitalized terms used and not defined regarding the 2016 Form 20-F have the meanings given them in the 2016 Form 20-F.

Form 20-F for the Year Ended December 31, 2016

General

1.	On your website you provide long-distance calling rates for Syria. You state on page 36 of the 20-F that you invested in the “Asia Africa Europe Cable No. 1. (AAE-1).” Sudan, located in Africa, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Blye

The Company respectfully advises the Staff that AAE-1 does not have any landing point in and does not otherwise connect to Sudan, and the PLDT Group has not constructed, does not own, and has no plans to build or invest in any infrastructure in or involving Sudan.

The Company respectfully advises the Staff that the only business activities that the PLDT Group currently has involving Sudan and Syria are international roaming agreements and interworking agreements with telecommunications service providers in Sudan and Syria and the service agreements described below.

Similar to other global telecommunications service providers, the PLDT Group has numerous international arrangements, including but not limited to international roaming agreements and interworking agreements, with other telecommunications service providers worldwide in the ordinary course of its business. As of the date hereof, the PLDT Group has international arrangements with 125 foreign carriers, comprising arrangements between the Company and 85 foreign carriers from 44 countries and arrangements between Smart Communications, Inc., a subsidiary of the Company (“Smart”), and 40 foreign carriers from 17 countries.

PLDT Group’s international roaming agreements and interworking agreements with other telecommunications service providers altogether enable the participating telecommunications service providers to provide voice services internationally, through which their subscribers can make and receive international long distance calls. Smart has entered into an international roaming and/or interworking agreement with the following telecommunications service providers in Sudan and Syria, some of which the Company believes are or may be government controlled entities: MTN Sudan Co. Ltd. (“MTN Sudan”), Sudanese Mobile Telephone (Zain) Company Limited (“Zain”), and Sudatel Telecom Group (“Sudatel”) which are Sudanese companies, and Syriatel Mobile Telecoms S.A. (“Syriatel”) and MTN Syria JSC (“MTN Syria”), which are Syrian companies. International roaming and interworking arrangements are standard practice for global telecommunications companies and enable the Company’s customers to continue to use their mobile devices to make and receive voice calls, exchange text messages, and browse the internet or access data while visiting other countries.

Consistent with the industry practice, Smart has also entered into service agreements with various international telecommunications service providers (the “Service Providers”), none of which is a Sudanese or Syrian entity but through which traffic is routed to Sudan or Syria, which in turn enter into relevant arrangements, directly or indirectly, with local telecommunications service providers in Sudan and Syria, in addition to similar arrangements covering various other jurisdictions.

Ms. Blye

Other than the arrangements described above, the PLDT Group has not provided, and currently does not provide, any services, products, information or technology to Sudan and Syria, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the respective governments of Sudan and Syria or entities they control.

The Company’s only assets and liabilities associated with Sudan and Syria consist of accounts receivable and accounts payable attributable to the business activities described above.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has carefully analyzed the materiality of its business contacts with Sudan and Syria described in its response to Comment 1 above, and has concluded that such business contacts do not constitute a material investment risk for its security holders. The PLDT Group’s business contacts with Sudan and Syria are part of its regular telecommunications services provided in the ordinary course of its business, and are common for global telecommunications service providers. The Company notes that under the regulations of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) relevant for Sudan and Syria, transactions with respect to the receipt and transmissions of telecommunications, such as international roaming and interworking arrangements, are generally licensed, subject to certain conditions, and that amendments to the regulations of OFAC relevant for Sudan (effective January 17, 2017, available at: https://www.treasury.gov/resource-center/sanctions/Programs/Documents/SSR_amendment.pdf) add a general license authorizing all transactions previously prohibited by OFAC’s Sudanese Sanctions Regulations and by Executive Orders 13067 and 13412.1 Telecommunications-related roaming and interworking services do not seem objectionable from a policy perspective, and other telecommunications service providers are similarly situated, so the investment risk, if any, would not be unique to the Company. Revenues generated from such business contacts in terms of dollar amount and as a percentage of the Company’s total operating revenues are immaterial. The Company sets forth below its quantitative analysis and qualitative analysis of the materiality of its business contacts with Sudan and Syria.

[1]	This general license and other waivers provided under the amendments are not expected to be made permanent before October 12, 2017 under the terms and conditions specified under Executive Order 13804.

Ms. Blye

Quantitative Analysis

The Company does not believe that its existing agreements with respect to Sudan and Syria are material in quantitative terms.

Sudan

In 2014, 2015, 2016 and the six months ended June 30, 2017, revenue generated by the Company under the international roaming, interworking and service agreements with MTN Sudan, Zain, Sudatel, and the Service Providers, collectively, totaled US$37,439, US$33,933, US$19,507 and US$7,374, respectively, each of which represented less than 0.001% of the Company’s total operating revenues in those periods.

In 2014, 2015, 2016 and the six months ended June 30, 2017, expenses incurred by the Company under the international roaming, interworking and service agreements with MTN Sudan, Zain, Sudatel and the Service Providers, collectively, totaled US$22,021, US$21,655, US$12,714 and US$5,153, respectively, each of which represented less than 0.001% of the Company’s total expenses in those periods.

Ms. Blye

Syria

In 2014, 2015, 2016 and the six months ended June 30, 2017, revenue generated by the Company under the international roaming, interworking and service agreements with Syriatel, MTN Syria and the Service Providers, collectively, totaled US$11,442, US$5,228, US$2,822, and US$1,414, respectively, each of which represented less than 0.001% of the Company’s total operating revenues in those periods.

In 2014, 2015, 2016 and the six months ended June 30, 2017, expenses incurred by the Company under the international roaming, interworking and service agreements with Syriatel, MTN Syria and the Service Providers, collectively, totaled US$23,301, US$8,158, US$4,949 and US$2,451, respectively, each of which represented less than 0.001% of the Company’s total expenses in those periods.

Qualitative Analysis

The Company does not believe that its business contacts with Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the Company’s reputation or share value, for the following reasons.

•

It is common practice among telecommunications service providers to have international roaming, interworking and service agreements with other telecommunications service providers worldwide. Without such arrangements, it would not be possible to provide international voice services. The Company believes its customers and investors expect the Company to be able to provide international voice services.

•

The Company’s international roaming, interworking and service agreements are part of its regular telecommunications services provided in the ordinary course of its business and for the benefit of its Filipino customers.

•

Although OFAC-administered sanctions generally apply only to “U.S. Persons” as defined in those regulations and transactions subject to U.S. jurisdiction, and not to a non-U.S. entity like the Company, the Company’s business contacts with Sudan and Syria do not involve any provision, sale or lease of telecommunications equipment or technology, or capacity on telecommunications transmission facilities in Syria or Sudan, and the Company believes its business contacts are consistent with general licenses provided under the OFAC regulations.

Ms. Blye

•	The Company has not made, and does not have, any plans to start new lines of business in Sudan and Syria.

As such, the Company does not believe that its existing agreements with respect to Sudan and Syria would be considered important by a reasonable investor in making an investment decision.

For these reasons, the Company considers its existing agreements with MTN Sudan, Zain, Sudatel, Syriatel, MTN Syria and the Service Providers, individually and as a whole, to be immaterial, both quantitatively and qualitatively. Therefore, the Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of its business contacts with Sudan and Syria.

In light of the foregoing, the Company believes that its agreements with MTN Sudan, Zain, Sudatel, Syriatel, MTN Syria and the Service Providers would not constitute a material investment risk, whether quantitatively or qualitatively, for the Company’s security holders.

The Company duly notes the divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism as stated in Comment 2. The Company believes that such initiatives are intended to address investments in companies with extensive business with U.S.-designated state sponsors of terrorism, but not companies which only have incidental and low-level arrangements, such as the Company’s international roaming, interworking and service agreements described above. To the extent that any divestment initiative is specifically directed towards non-U.S. companies that have significant business with U.S.-designated state sponsors of terrorism or provide monetary or military support to such sponsors, the Company believes that its agreements described above do not rise to this level, and does not believe the Company would be targeted by such divestment initiatives. Based on the foregoing consideration and given the licensed nature of the Company’s business contacts with Sudan and Syria, as well as the fact that these business contacts are not material to the Company, both quantitatively and qualitatively, individually or as a whole, the Company does not believe these business contacts would materially impact any potential divestment activity.

* * * *

Ms. Blye

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan Senior Vice President and Corporate Secretary

cc:	Larry Spirgel

(Securities and Exchange Commission)

Anabelle Lim-Chua, Senior Vice President and PLDT Chief Financial Officer

June Cheryl A. Cabal-Revilla, Senior Vice President, PLDT Group Controller and Smart and DMPI Chief Financial Officer

(PLDT Inc.)

Michael G. DeSombre

Jordan H. Oreck

(Sullivan & Cromwell)